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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-39716

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Banyan Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 E Sir Francis Drake Blvd Suite 201
(No. and Street)

Larkspur	CA	94939
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Vittor	561-901-0050	finop@banyansec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way Suite 168	Sugarland	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Chiuchiarelli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Banyan Securities LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Member

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Banyan Securities, LLC

Form X-17A-5 Part III

SEC File No 8-39716

For the Year Ended December 31, 2025

Banyan Securities, LLC
Index to the Financial Statement
For the Year Ended December 31, 2025

Page

TABLE OF CONTENTS
December 31, 2025

Banyan Securities, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS		
Cash	$	34,492
Due from clearing broker, including clearing deposits of $150,000		690,842
Commissions receivable		36,376
Prepaid expenses		9,974
Other assets		1,255
TOTAL ASSETS	$	772,939
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	56,704
Distribution payable		76,017
Due to members		113,939
Total Liabilities		246,660
Commitments and contingencies (see Note 7)		
Members' Equity		526,279
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	772,939

The accompanying notes are an integral part of this statement.

1. Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company which was organized under the laws of the State of California on December 11, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), engaging in the general securities industry with customers across the United States. The term of the Company is until December 31, 2026. The Comapny plans on extending the term until a date to be determined.

Basis of Presentation

The accompanying financial statements are presented using U.S. generally accepted accounting principles ("GAAP").

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Securities owned consist of common stocks of U.S. companies and are valued at fair value, with gains and losses on securities included in the accompanying Statement of Income.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held in institutions in the U.S. The Company did not have any cash equivalents as of December 31, 2025.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures, if any, in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income.

The following financial assets are within the scope of ASC 326-20.

Commissions receivable. Commissions receivable represents commissions earned by the Company on a trade-date basis from brokerage transactions not yet received from its clearing broker. The company's operations are almost exclusively in agency commissions received on listed and over-the-counter ("OTC") equity security transactions.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Current Expected Credit Losses (CECL) (continued)

Due from clearing broker. The Company's receivable from its clearing broker include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through the clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. See also Note 5.

Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2025.

Commissions payable

Commissions payable represents commissions earned by the Company's registered representatives but not yet paid by the Company. These amounts are included in accounts payable and accrued expenses on the accompanying staement of financial condition.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, in each of the Company's revenue arrangements outlined below, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the Company's expected consideration in exchange for those goods or services. The Company determines revenue recognition through the following five steps:

- Identification of the contract with the customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

The majority of the Company's revenues are earned from trading securities performed on behalf of customers. Commission revenue and related clearing expenses are recorded on a trade date basis as securities transactions occur, as reported by the Company's clearing broker. The commission is recognized at month end when the Company's clearing broker provides the monthly statement. The Company's clearing agreement provides for the sharing of short interest income earned on customer accounts in the form of rebates to be paid by the clearing broker. For the year ended December 31, 2025, short interest rebate and interest revenue amounted to $105,479 and is included in the caption "rebate interest sharing from clearing firm" on the accompanying statement of income. Short interest rebate revenue is earned over time as the securities are loaned.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2022.

Members' Compensation

Members' compensation is included in compensation and benefits on the accompanying statement of income and primarily consists of commissions earned specifically by each member. For the year ended December 31, 2025, total compensation including benefits to members amounted to $134,667.

Fair Value Disclosure

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuation based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 - Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

1. **Nature of Business and Summary of Significant Accounting Policies (continued)**

Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace.Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

As of December 31, 2025, there were no securities held by the Company. There were no transfers in or out of each level of the fair value hierarchy during the year ended December 31, 2025.

Fair Value - Valuation Techniques and Inputs

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Investments in Securities

Investments in securities that are freely tradable and are listed on major securities exchanges are valued at fair value based on their last reported sales price as of the valuation date. Realized gains or losses are based upon sales proceeds less the securities cost and unrealized gains or losses are based upon the change in fair value during a period.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The revenue and significant categories of expenses regularly reviewed by the CODM are summarized on the accompanying Statement of Income. Other segment items for the year ended December 31, 2025 are not significant.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities, and reported amounts of expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Limitation of Member's Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

3. Members' Equity and Related Party Transactions

Contributions and distributions to or from members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. The partners reserve, profits, and losses are split equally between the two partners. During 2025 the Company paid or incurred distributions to the estate of Bruce Neff, $84,383, Claudio Chiuchiarelli, $85,712, and Jon Greenfield, $85,712. Members of the firm (as related parties) generated commissions of $214,647 for the year ended December 31, 2025.

4. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. Due from clearing broker represents cash balances at the clearing broker. Certain balances at the Company's clearing broker are restricted to comply with the Company's agreement with the clearing broker.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Due from Clearing Broker (continued)

The Company's amended and restated (2021) agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1 of at least $500,000, an aggregate indebtedness ratio, also defined, not to exceed 10 to 1 (see Note 9), and a minimum deposit of cash or securities totaling $150,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement. Total clearing deposit as of December 31, 2025 was $150,000. The Company was in compliance with the regarded covenants at December 31, 2025.

5. Execution Services

In the normal course of business, the Company provides its customers with trade execution services. The Company is generally compensated for such services as part of the commission charged to customers.

6. Concentrations of Credit Risk

For the year ended December 31. 2025, four non-related party customer accounts comprised 51% of the Company's total commission revenues. Members of the firm (as related parties) generated commissions in the amount of $214,647, or 31.0% of total commission revenues.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. Additionally, the Securities Investor Protection Corporation (SIPC) will insure up to $500,000 in securities, including a $250,000 limit for cash held in a brokerage account.

7. Commitments and Contingencies

Leases

The Company sub-leases office space from a third party pursuant to a lease agreement. The lease, which is subject to escalation clauses, operating expenses and real estate taxes, provides for consecutive twelve month terms which may be cancelled by the Company at the end of each twelve month period. Rent expense for the year ended December 31, 2025 was $24,529 and is included in Occupancy on the Statement of Income.

8. **Profit Sharing Plan**

The Company has a qualified retirement plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company. The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to the Plan. at its discretion, based on its profits for the year. The Company did not contribute to the Plan for the year ended December 31, 2025.

9. **Net Capital Requirements**

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $-, which was $- in excess of its required net capital of $-. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

10. **Subsequent events**

The Company has reviewed its records and has determined that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements through March 19, 2026, the date these financial statements were available to be issued.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com   PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of Banyan Securities, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Banyan Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Banyan Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Banyan Securities, LLC's management. Our responsibility is to express an opinion on Banyan Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Banyan Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as Banyan Securities, LLC's auditor since 2025.

Sugar Land, Texas

March 19, 2026